SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         June 2005

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: November 15, 2005	By: /s/ David Lymburn David Lymburn Corporate Secretary

EXHIBIT INDEX

1	Press Release dated June 14, 2005

2	Appendix 3X dated June 14, 2005

3	Letter dated June 15, 2005 to the Australian Stock Exchange

EXHIBIT 1

14 June 2005

Company Announcements Office
Australian Stock Exchange Ltd

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

»	SIGNIFICANT INCREASE IN SOROWAR GOLD RESOURCES

»	METALLURGICAL TESTWORK CONFIRMS EXCELLENT RECOVERY OF SOROWAR MINERALISATION

»	SIMBERI OXIDE RESOURCES NOW EXCEED 1 MILLION OZ.

HIGHLIGHTS

Updated resources modelling at the Sorowar gold deposit has resulted in;

•	Sorowar Oxide resources being increased by 75% to 670,000 oz gold (at 0.5 g/t gold cut-off) from the August 2003 BFS oxide resource estimates. Added to other oxide resources (Samat, Pigiput, Pigibo, Botlu and others, for 341,000 oz gold from 8.7 million tonnes at 1.2 g/t) the global Simberi oxide resource now stands at 1,011,000 oz gold.

•	Sorowar Oxide and transitional resources being increased to 779,000 oz gold (at 0.5 g/t gold cut-off).

•	Total Sorowar (oxide/transitional/sulphide) resources of 1.22 million oz (at 0.5 g/t gold cut-off).

•	Recent metallurgical tests on typical Sorowar mineralisation indicate that previous estimates based on recoveries from other local deposits significantly underestimated cyanide leach recovery rates for transitional and sulphide material at Sorowar.

Average cyanide leach recoveries for Sorowar are estimated to be;

OXIDE material — 92% TRANSITIONAL material — 72% SULPHIDE material — 66%

•	Total Simberi Island (oxide/transitional/sulphide) resources of 46.8 million tonnes at 1.51 g/t gold for 2.27 million oz (using 0.5 g/t to 4.0 g/t gold cut-off)

Upgraded Sorowar Resource Studies

Oxide Resources

Prior to Allied Gold Limited’s (“ALD”) merger with Nord Pacific Limited during 2004, total gold resources at the Sorowar deposit (August 2003 Feasibility Study – oxide resources at 0.5 g/t gold cut-off) comprised;

10.9 million tonnes at 1.10 g/t gold for 384,000 ounces.

Since ALD assumed operational control of the Tabar Islands Project, an aggressive drilling programme was carried out at the Sorowar Deposit. As a result of this successful programme, independent resource studies by Golder Associates were commissioned, resulting in oxide resources being increased by 75% to 670,000 oz gold (at 0.5 g/t gold cut-off) from the August 2003 BFS oxide resource estimates, viz;

17.2 million tonnes at 1.21 g/t gold for 670,000 ounces.

Combined Oxide/Transitional/Sulphide Resources

Total Sorowar (oxide, transitional and sulphide) gold resources have been upgraded by more than 215% from the August 2003 Feasibility Study estimates to;

33.0 million tonnes at 1.15 g/t gold for 1.22 million ounces.

Recoveries

In response to the significant increase in the surface footprint and depth extensions to the Sorowar gold deposit resulting from the 2004-2005 drilling programme, additional metallurgical testwork was conducted by AMMTEC on 16 composite samples from locations throughout the deposit.

A total of 99 composite samples from the main oxide portion of the Sorowar deposit were previously tested by various metallurgical consultants.

The testwork results are very encouraging;

•	Recoveries for oxide material ranged from 85.3% to 98.1% with average expected gold cyanide leach recovery of 92%.

•	Gold cyanide leach recoveries for transitional material averaged 72% and for sulphide material averaged 66%.

•	Other testwork indicates that Sorowar ore is not sensitive to grind size, is not compromised by soluble basemetals, slurry rheology, ore oxygen uptake and raw water source. The ore is well suited to primary ball milling and carbon-in-leach cyanidation recovery.

Discussion of Results

During the period July 2004 to April 2005 ALD completed 162 RC drillholes for 13,596 metres at Sorowar. This work was designed to infill and test for mineralised extensions below and outside of the previously designed (2003) Sorowar oxide gold pit.

The drilling programme was highly successful in discovering broad areas of previously unknown disseminated oxide, transitional and sulphide gold mineralisation outside of and below the proposed (2003) pit boundaries. Of particular significance was the discovery of several areas characterised by wide, high-grade surface and near surface oxide gold intersections outside of the proposed pit.

In May-June 2005, ALD engaged Golder Associates to construct an updated resource model incorporating all of the new 2004-2005 drilling data. This updated resource model is now being used for open-pit optimisations and formal reserve studies by Golder Associates for the Simberi Project “Optimised Feasibility Study”.

Reserve estimation is expected to be completed during July 2005.

Results from the kriged resource block model are tabulated below;

Sorowar Gold Resources (at 0.5 g/t gold cut-off)

Oxide Gold Resources

Category	Million Tonnes	Gold Grade (g/t)	Ounces
Measured	8.00	1.34	344,000
Indicated	3.92	1.20	151,000
Inferred	5.28	1.03	175,000
TOTAL	17.2	1.21	670,000

Transitional Gold Resources

Category	Million Tonnes	Gold Grade (g/t)	Ounces
Measured	0.65	1.22	25,000
Indicated	1.07	1.43	49,000
Inferred	0.79	1.37	35,000
TOTAL	2.51	1.35	109,000

Sulphide Gold Resources

Category	Million Tonnes	Gold Grade (g/t)	Ounces
Measured	1.29	0.88	36,000
Indicated	2.89	0.96	90,000
Inferred	9.13	1.08	317,000
TOTAL	13.3	1.03	443,000

(Source: Golder Associates Block Model — June 2005)

Current Exploration

Induced polarisation (“IP”) surveys are underway in the Sorowar – Pigiput area to look for deep sulphide-hosted gold targets which have been found proximal to surface and near-surface oxide gold mineralisation elsewhere on Simberi Island.

In total, 58 line kilometres of IP surveys have been scheduled for acquisition on Simberi and Tatau Islands.

RC/diamond drilling to test sulphide-hosted gold targets, initially in the Pigiput area is also underway. Two RC drillholes have been completed on targets between the Pigiput and Pigibo deposits and the first of five, 200 to 300 metre deep diamond drillholes in the Pigiput area has commenced.

Ongoing RC/diamond drilling programmes are also planned to test oxide and sulphide targets as they are generated from the current IP and surface geochemical sampling programmes.

Simberi Island Gold Deposits – Location Map

Yours faithfully
ALLIED GOLD LIMITED

J.J. Moore
Managing Director

The information in this Stock Exchange Announcement that relates to the Sorowar Gold Resources is based on information compiled by Mr S Godfrey who is employed by Golder Associates and who is a member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.

Mr Godfrey consents to the inclusion in this Announcement of the material based on this information in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management’s beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and

EXHIBIT 2

Appendix 3X
Initial Director's Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ALLIED GOLD LIMITED**
ABN	**86 104 855 067**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GREGORY HUGH STEEMSON
Date of appointment	14 JUNE 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
165,927 ordinary shares 1,000,000 options expiring 30 June 2007 exercisable at $0.20.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Held jointly with spouse	44,007 ordinary shares

+ See chapter 19 for defined terms.

30/9/2001 Appendix 3X Page 1

Appendix 3X
Initial Director's Interest Notice

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Appendix 3X Page 2 30/9/2001

EXHIBIT 3

16 June 2005

Australian Stock Exchange
Company Announcements Office

Appointment of Director

Allied Gold Limited is pleased to announce the appointment of Mr Gregory Hugh Steemson as a non executive director.

Mr Steemson re-joins the Board having previously served as a director from May 2003 until February 2004.

Mr Steemson is a qualified geologist and geophysicist with an extensive background in exploration, development and management of mining projects.

David Lymburn
Director / Company Secretary